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                                                                 EXHIBIT 99.A.14


Contact:          Investor Relations
                  Herbalife International
                  (310) 410-9600 ext. 32202
                  HerbalifeIR@Compuserve.com



               TENDER OFFER PERIOD EXTENDED FOR HERBALIFE BUY-OUT



     LOS ANGELES, CA - November 9, 1999 -- Herbalife International, Inc. (Nasdaq
NM: HERBA, HERBB) reported today that MH Millennium Acquisition Corp., an entity controlled and beneficially owned by Mark Hughes, the Founder, Chairman, President and Chief Executive Officer of Herbalife, has extended the expiration of its previously announced tender offer to 5:00 p.m., New York City time, on Friday, January 28, 2000.

     In light of the current conditions in the debt capital markets, Mr. Hughes indicated that he is extending the tender offer into next year in the hope that the necessary debt financing to complete the transaction will be available on more attractive terms. In addition, Herbalife was informed by Mr. Hughes that he may further extend the expiration time. As of the close of business on November 5, 1999, approximately 1,016,920 shares of Herbalife's Class A stock and 1,738,637 shares of Herbalife's Class B stock had been validly tendered and not withdrawn in response to the tender offer.

     On September 13, 1999, Herbalife announced that its Board of Directors accepted a definitive offer from Mark Hughes to purchase all company shares not owned by Mr. Hughes for $17.00 per share in cash.

     Herbalife International, Inc. markets nutritional, weight-management and personal care products in 44 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the Company.

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